UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 10, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESOLUTION PASSED AT THE BOARD MEETING AND PROPOSED APPOINTMENT OF DIRECTOR

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the third ordinary meeting (the “Meeting”) of the seventh session of the board of directors of the Company (the “Board”) was held on 10 October 2013 through correspondence.

Mr. Liu Shaoyong, the Chairman; Mr. Ma Xulun, the Vice Chairman; Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, the directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan, the independent non-executive Directors attended the Meeting.

The Directors attended the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The Directors attended the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (“PRC”) and the Articles. As such, the Meeting was legally and validly convened and held. The Directors attended the Meeting unanimously agreed and passed the following resolution:

Considered and approved the proposal on nomination of an independent non-executive Director of the seventh session of the Board.

It was agreed that Mr. Ma Weihua (“Mr. Ma”) be nominated as a candidate of the independent non-executive Director of the seventh session of the Board with his term of service in line with the current session of the Board (i.e. until the conclusion of the 2015 annual general meeting of the Company).

This resolution is subject to consideration and approval by the shareholders of the Company (the “Shareholders”) at the 2013 first extraordinary general meeting of the Company.

The biographical details of Mr. Ma are set out as follows:

Mr. Ma, aged 65, is currently the chairman of Wing Lung Bank Limited in Hong Kong, a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the vice chairman of China Chamber of International Commerce, the executive deputy chairman of China Enterprise Directors Association, a member of the Standing Council of China Society for Finance and Banking, a director of Shenzhen Soft Science Development Foundation. He is an independent non-executive director of 中國石油化工股份有限公司 (China Petroleum & Chemical Corporation) (a company listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange), 盈利時控股有限公司 (Winox Holdings Limited) (a company listed on the Hong Kong Stock Exchange), and 華潤置地有限公司 (China Resources Land Limited) (a company listed on the Hong Kong Stock Exchange). Mr. Ma is also an independent director of 國泰君安證券股 份有限公司 (Guotai Junan Securities Co., Ltd.) and 華寶投資有限公司 (Huabao Investment Co., Ltd.). Mr. Ma was an executive director, president and chief executive officer of 招商銀行股份有限公司 (China Merchants Bank Co., Ltd.) (a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange), the chairman of 招商信諾人壽保險有限公司 (CIGNA & CMC Life Insurance Co., Ltd.), and the chairman of 招商基金管理有限公司 (China Merchants Fund Management Co., Ltd.). Mr. Ma obtained a Doctorate Degree in Economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

As far as the Directors are aware and save as disclosed above: (i) Mr. Ma does not hold any position in the Company or any of its subsidiaries; (ii) Mr. Ma does not presently, and did not in the last three years, hold any other directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Ma has no other major appointment or professional qualification; (iv) Mr. Ma does not have any other relationship with any director, senior management or substantial or controlling Shareholder; and (v) Mr. Ma does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Ma in respect of his proposed appointment as an independent non-executive Director. The remuneration of Mr. Ma will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Ma which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the Shareholders.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the PRC
10 October 2013

– 3 –